CAPITAL BANCORP INC.

2001 ANNUAL REPORT

CAPITAL BANCORP, INC.
CAPITAL BANK & TRUST COMPANY
INFORMATION

Capital Bancorp, Inc.

Directors

Albert J. Dale, III, Michael D. Shmerling, and R. Rick Hart

Executive Officers

R. Rick Hart, Chairman, President & CEO
John W. Gregory, Jr., Executive Vice President
H. Edward Jackson, III, Executive Vice President and Secretary
Sally P. Kimble, Senior Vice President and CFO

Capital Bank & Trust Company Directors and Executive Officers

Directors

Robert P. Alexander, Sr., Clenna G. Ashley, Albert J. Dale, III, C. Donald Dixon, Robert W. Doyle, John W. Gregory, Jr., R. Rick Hart, H. Edward Jackson, III, H. Newton Lovvorn, Jr., M.D., and Michael D. Shmerling

Senior Officers

R. Rick Hart, Chairman, President & CEO
John W. Gregory, Jr., Executive Vice President
H. Edward Jackson, III, Executive Vice President and Secretary
Sally P. Kimble, Senior Vice President and CFO
Kevin D. Busbey, Senior Vice President and Cashier
Jeffrey A. Irwin, Senior Vice President
Billy D. Seals, Senior Vice President
Scott E. Ractliffe, Senior Vice President

Annual Meeting and Contact Information

Date: April 18, 2002

Time: 4:30 p.m., Local Time in Nashville, Tennessee

Place: Community Room of Capital Bank & Trust Company
1816 Hayes Street, Nashville, Tennessee 37203

For further information concerning Capital Bancorp, Inc. or its subsidiaries, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to stockholders, please contact Sally P. Kimble, Senior Vice President and Chief Financial Officer of Capital Bank & Trust, P.O. Box 24120, Nashville, Tennessee 37202, Telephone (615) 327-9000. We expect to post the Annual Report on Form 10-K on Capital Bank's Web Site at www.capitalbk.com.

CAPITAL BANCORP, INC.
1820 WEST END AVENUE
NASHVILLE, TENNESSEE 37203

March 12, 2002

Dear Shareholders:

Thank you for taking time to read my letter, which should help keep you informed about Capital Bancorp Inc.'s strong progress. We accomplished a lot in 2001 and we are excited about the prospects for 2002 and future years. I, personally, anticipate a year of hard work and increasing earnings.

Progress

We did very well in 2001.

1. Gross income before taxes was up almost 25%. Net income was down slightly because we paid a lot more in taxes than in 2000. ($592,000 vs. $179,000). In 2000, the Bank received a $300,000 tax benefit from the transaction related to the redemption of Mr. Jim Ayers' stock. We didn't have that benefit this year.

2. Non-interest income rose a dramatic 61% ($496,000)! This is a fantastic achievement for our Staff. Mortgage refinancing played a big role in this growth, of course.

3. Deposit growth was 16.8% based on deposit averages in 2001 and 2000.

4. Average loans outstanding increased 15.22% in 2001 over 2000.

5. From our Main Office on West End Avenue, we have grown to six full service offices. These are located Downtown, Green Hills, Goodlettsville, Hendersonville, Hermitage, and West End. We have built a solid base in these diverse locations that should permit us to substantially increase our loans and deposits. The investment in the Bank's additional branches – three in eighteen months – has had a negative impact on earnings in the near term, including 2001 earnings; however, we realize this impact is short-term and that our infrastructure is now in place.

Challenges

The most obvious challenge facing us at this time is our stock price. Your management believes that the stock price will rise as earnings go up. We are convinced that the price will move up because our earnings and book value continue to steadily increase. As a good friend of mine says, "Take care of Main Street and Wall Street will follow." That is our principal focus.

1. People have varied opinions about what has happened to the stock price. My belief is that the stock price rose too far too fast, dragged along by the dot.com craze.

2. At the same time that stocks were moving downward, we were building three branches in as many years. Branches are investments in the future. But, they are an immediate and heavy expense in bricks and mortar, and in the staff needed to run them. Profitability takes time, but the costs are instantaneous.

3. In the year 2001, we paid nearly $900,000 for the operational costs associated with our three new branches and their staff. This year, we should begin to reap the benefits from these investments.

4. In my opinion, the stock price will begin to rise during 2002 in response to the operating results that the Bank, and thus Capital Bancorp, Inc., is achieving. Our stock remains a solid long-term investment and I am very bullish about it.

We, who work at the Bank, need you to take time to do the following:

✧ Put on your list of important things to do to attend and vote at the 2002 Annual Meeting of Shareholders. This Meeting will be held at the Bank's Operations Center at 1816 Hayes Street, Nashville, Tennessee on April 18th, 2002, starting at 4:30 p.m. You will receive printed proxy materials in the near future. Come hear us and let us hear you.

✧ Remember that we can help with trades in your Capital Bancorp, Inc. stock. We can either assist you in buying or selling CBI stock, without a commission, or we can direct you to professional stock brokers who can assist you. Capital Bancorp, Inc., is able to buy stock, also, if that is something you want us to consider.

Thank you for your continued support! As a shareholder, you can contribute directly to the Bank's growth and profitability. Bring us your business and send us your friends. Or, call us and we'll come to you!

Stay in touch. With best personal regards, I remain

Very truly yours,

R. Rick Hart

R. Rick Hart
Chairman, President & CEO

CAPITAL BANCORP, INC. SELECTED FINANCIAL DATA
(Formerly Capital Bank & Trust Company)

	In Thousands, Except Per Share Information				
	As Of December 31,				
	2001	2000	1999	1998	1997
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$181,412	166,942	136,313	113,687	81,616
Loans, net	$138,952	114,703	102,912	73,691	54,096
Securities	$ 23,347	25,990	24,926	18,146	18,301
Deposits	$150,093	144,093	100,978	90,705	66,392
Stockholders' equity	$ 16,521	15,282	19,062	14,216	13,294

CONSOLIDATED STATEMENTS OF EARNINGS:	Years Ended December 31				
	2001	2000	1999	1998	1997
Interest income	$ 13,254	13,338	10,084	7,945	5,989
Interest expense	6,466	6,997	4,520	3,687	2,761
Net interest income	6,788	6,341	5,564	4,258	3,228
Provision for possible loan losses	570	792	450	280	180
Net interest income after provision for possible loan losses	6,218	5,549	5,114	3,978	3,048
Non-interest income	1,308	812	762	659	357
Non-interest expense	5,945	5,095	4,201	3,101	2,380
Earnings before income taxes	1,581	1,266	1,675	1,536	1,025
Income taxes	592	179	637	598	189
Net earnings	$ 989	1,087	1,038	938	836
Comprehensive earnings	$ 1,189	1,520	384	914	891
Cash dividends declared	$ -	-	-	-	-
PER SHARE DATA:					
Basic earnings per common share	$ 0.63	0.68	0.64	0.69	0.70
Diluted earnings per common share	$ 0.62	0.65	0.59	0.56	0.59
Cash dividends	$ -	-	-	-	-
Book value	$ 10.55	9.79	10.53	10.42	9.75
RATIOS:					
Return on average stockholders' equity	6.19 %	7.26 %	6.06 %	6.81 %	7.62 %
Return on average assets	0.57 %	0.72 %	0.86 %	1.00 %	1.18 %
Capital to assets	9.11 %	9.15 %	13.98 %	12.50 %	16.29 %
Dividends declared per share as percentage of basic earnings per share	- %	- %	- %	- %	- %

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiary. This discussion should be read in conjunction with the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

Effective July 1, 2001, Capital Bancorp, Inc. ("Company") acquired 100% of the common stock of Capital Bank & Trust Company ("Bank"), and accordingly, became a one bank holding company. Management believes that the holding company structure will permit greater flexibility in the expansion of the Company's present business and will allow the Company to be more responsive to its customers broadening and changing financial needs. The transaction has been treated as a reorganization for accounting purposes; and accordingly, the comments included in this analysis are made considering the share exchange was effective retroactive for all periods discussed. Capital Bank & Trust Company is a community bank headquartered in Nashville, Tennessee serving Davidson, Sumner and Wilson Counties, Tennessee and surrounding counties as its primary market area. During the year ended December 31, 2000 the Bank opened two new branches in Sumner County, Tennessee at a land and building cost of $2,806,000. During the year ended December 31, 2001, the Company opened a new branch in Western Wilson County at a land and building cost of $1,393,000. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that its market area offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base.

Management believes there is an opportunity to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to limit the size of its loan portfolio to approximately 80% of deposit balances; however, the quality of lending opportunities as well as the desired loan to deposit ratio will determine the size of the loan portfolio. At December 31, 2001 and 2000 the ratio was 94.0% and 80.9%, respectively. As a practice, the Company generates substantially all of its own loans but occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which is capable of adjustment to swings in interest rates. The Company's policy is to have a diverse loan portfolio not dependent on any particular market or industrial segment.

Capital Resources, Capital and Dividends

The Company's principal regulators have established required minimum capital levels for the Company and its subsidiary. Under these regulations, banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. Net unrealized gains and losses on available-for-sale securities are excluded for the regulatory capital ratios. The Company and its subsidiary must maintain a Tier 1 capital to risk-based assets of at least 4.0%, a total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio defined as Tier 1 capital to adjusted total average assets for the most recent quarter of at least 4%. The same ratios are also required in order for a bank to be considered "adequately capitalized" under the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions "prompt corrective action" regulations, which impose certain operating restrictions on institutions which are not adequately capitalized. The Company and the Bank have a Tier 1 risk based ratio of 11.5%, a total risk-based capital ratio of 12.8% and a leverage capital ratio of 9.2%, and were therefore within the "well capitalized" category under the regulations. The comparable ratios at December 31, 2000 were 12.4%, 13.7% and 9.4%, respectively.

During 2000, the Company acquired 250,000 shares of common stock at a price of $18.00 per share from its then largest shareholder. In addition, the shareholder exercised all of his options for 112,500 shares at a total exercise price of $1,225,000. The Company then acquired these shares at $18.00 per share. The net effect of these transactions was to reduce the total capital of the Company by $5,300,000. The Company's capital was increased during 2000 resulting from net earnings of $1,087,000 and a decrease in the net unrealized loss on available-for-sale securities, net of taxes of $433,000. All this activity resulted in a decline in stockholders' equity of $3,780,000 from $19,062,000 at December 31, 1999 to $15,282,000 at December 31, 2000. The decrease in stockholders' equity and an increase in the Bank's assets resulted in the lower capital ratios at December 31, 2000. Management believes that the lower capital and resulting higher leveraged capital position will ultimately result in a higher return on equity for the stockholders while at the same time maintaining sound capital ratios that meet the regulatory requirements.

Financial Condition

During 2001, total assets increased $14,470,000 or 8.7% from $166,942,000 at December 31, 2000 to $181,412,000 at December 31, 2001. Loans, net of allowance for possible loan losses, increased from $114,703,000 to $138,952,000 or 21.1% during fiscal year 2001. The net increase in loans for 2001 was due primarily to a 15.6% increase in commercial, financial and agricultural loans, a 14.7% increase in installment loans, a 34.8% increase in real estate - mortgage loans and a 12.7% increase in real estate - construction loans.

Securities decreased 10.2% from $25,990,000 at December 31, 2000 to $23,347,000 at December 31, 2001. The carrying value of securities of U.S. Treasury and other U.S. Government obligations decreased $10,728,000, obligations of state and political subdivisions increased $8,000, corporate and other securities increased $58,000 and there was an increase in mortgage backed securities of $8,019,000. At December 31, 2001 the market value of the Company's securities portfolio was greater than its amortized cost by $29,000 (.1%). At December 31, 2000 the market value of the Company's securities portfolio was less than its amortized cost by $294,000 (1.1%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2001 was 5.2%.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company's classification of securities as of December 31, 2001 is as follows:

	Available-For-Sale	
	Amortized Cost	Estimated Market Value
	(In Thousands)	
U.S. Treasury and other U. S. government agencies and corporations	$ 10,078	10,052
Obligations of states and political subdivisions	1,104	1,121
Mortgage-backed securities	11,040	11,078
Corporate and other securities	1,096	1,096
	$ 23,318	23,347

During the year ended December 31, 1999, the net increase in capital included $654,000 which represents the unrealized loss on securities available-for-sale of $1,054,000 net of applicable taxes of $400,000. During the year ended December 31, 2000 the net increase in capital included $433,000 which represents the unrealized appreciation in securities available-for-sale of $697,000 net of applicable taxes of $264,000. During the year ended December 31, 2001 the net increase in capital included $200,000 which represents the unrealized appreciation in securities available-for-sale of $322,000 net of applicable taxes of $122,000.

The increase in assets in 2001 was funded primarily by increases in deposits. Total deposits increased from $144,093,000 at December 31, 2000 to $150,093,000 at December 31, 2001 representing an increase of 4.2%. Demand deposit accounts increased 42.0% from $10,535,000 at December 31, 2000 to $14,962,000 at December 31, 2001. Additionally, an increase in certificates of deposit and individual retirement accounts $100,000 or greater accounts of $7,251,000 or 29.4% contributed to the increases in deposits for 2001. Money market demand deposits decreased by $4,806,000 or 7.2% as a result of management's change in pricing strategy. Securities sold under repurchase agreements increased $1,309,000 during 2001 and advances from Federal Home Loan Bank increased $6,000,000 in 2001.

The Company's allowance for loan losses at December 31, 2001 was $2,122,000 as compared to $1,886,000 at December 31, 2000. Non-performing loans amounted to $1,770,000 at December 31, 2001 compared to $1,579,000 at December 31, 2000. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans. Net charge-off's totaled $334,000 for 2001 and $236,000 for 2000. The provision for possible loan losses was $570,000 in 2001, $792,000 in 2000 and $450,000 in 1999. The net charge-off's in 2001, 2000 and 1999 are considered by management to be reasonable.

The allowance for possible loan losses, amounting to $2,122,000 at December 31, 2001, represents 1.5% of total loans outstanding. At December 31, 2000, the allowance for possible loan losses represented 1.6% of total loans outstanding. Management has in place a system to identify and monitor problem loans. Management believes the allowance for possible loan losses at December 31, 2001 to be adequate.

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A Company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 94.0% and 80.9% at December 31, 2001 and December 31, 2000, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position of the Company. These meetings focus on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

Capital Bancorp, Inc. presently maintains a liability sensitive position over the 2002 year or a negative gap. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six month gap is a picture of the possible repricing over a six month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2001:

Interest-rate sensitivity gaps: (*In Thousands*)	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ 63,815	5,445	6,360	95,016	170,636
Interest-bearing liabilities	100,312	13,389	21,531	13,753	148,985
Interest sensitivity gap	$ (36,497)	(7,944)	(15,171)	81,263	21,651
Cumulative gap	$ (36,497)	(44,441)	(59,612)	21,651	
Interest rate sensitivity gap as a % of total assets	(20.12)%	(4.38)%	(8.36)%	44.79%	
Cumulative gap as a % of total assets	(20.12)%	(24.50)%	(32.86)%	11.93%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for 2001 totaled $989,000 which was a decrease of $98,000 or 9.0% from $1,087,000 for 2000. Net earnings for the year ended December 31, 2000 were $1,087,000, an increase of $49,000 or 4.7% from fiscal year 1999. Basic earnings per common share was $.63 in 2001, $.68 in 2000 and $.64 in 1999. Diluted earnings per common share were $.62, $.65 and $.59 in 2001, 2000 and 1999, respectively. Average earning assets increased $18,813,000 for the year ended December 31, 2001 as compared to the year ended December 31, 2000. Average earning assets increased $28,637,000 for the year ended December 31, 2000 as compared to the year ended December 31, 1999. Additionally, the net interest spread decreased from 4.15% in 2000 to 4.01% in 2001. The net interest spread was 4.36%

in 1999. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. The decrease in the net interest spread is attributable to funding of interest bearing assets by increases in securities sold under repurchase agreements and advances from the Federal Home Loan Bank. These items typically have higher interest rates than are paid on customer deposits.

Net interest income before provision for possible loan losses for 2001 totaled $6,788,000 as compared to $6,341,000 for 2000 and $5,564,000 for 1999. The provision for possible loan losses was $570,000 in 2001, $792,000 in 2000 and $450,000 in 1999. Net charge-off's in 2001 were $334,000 as compared to 236,000 in 2000 and $146,000 in 1999. Management does not consider the charge-off's to be a trend.

Non-interest income increased 61.1% to $1,308,000 in 2001 from $812,000 in 2000. The increase is primarily the result of increases in service charges on deposit accounts of $230,000, gain on sale of loans of $210,000 and other fees and commissions of $55,000. Non-interest income of $812,000 in 2000 was an increase of approximately 6.6% from $762,000 in 1999. The increase in 2000 resulted primarily from increases in service charges on deposits of $94,000, other fees and commissions of $40,000 offset by a reduction in the gain on sale of loans of $84,000.

Non-interest expense increased 16.7% to $5,945,000 in 2001 from $5,095,000 in 2000. Non-interest expense was $4,201,000 in 1999. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and equipment expenses, data processing, Federal deposit insurance and state banking fees, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2001 was primarily attributable to an increase in salaries and employment benefits of $470,000 (16.4%), an increase in occupancy expenses of $157,000 (28.9%), an increase in furniture and equipment expenses of $54,000 (17.1%) and increases in other operating expenses of $101,000 or 9.1%. The non-interest expense increased approximately 21.3% from 1999 to 2000 and was due primarily to increases in salaries and employees benefits, occupancy expenses, furniture and equipment expenses, and other operating expenses.

Income tax expense increased to $592,000 in 2001 from $179,000 in 2000. The tax expense for 2000 was reduced significantly as a result of a compensation deduction of $800,000 related to stock options exercised pursuant to a nonqualified stock option plan. The combined Federal and state income tax effect of this item was $304,000. The balance of the increase in tax expenses results primarily from an increase in pretax earnings. The income tax expense for 1999 was $637,000.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's current operations, the

Company is not presently subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position. Such meetings are intended to focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2001:

Held for Purposes Other Than Trading *(In Thousands)*	Expected Maturity Date - Year Ending December 31, 2002	2003-2004	2005-2006	2007-2011	Thereafter	Total	Fair Value
Earning assets:							
Loans, net of unearned interest	$ 46,349	47,003	32,995	11,733	2,994	141,074	139,427
Average interest rate	6.56%	8.05%	7.60%	5.99%	7.76%	7.27%	
Securities	1,212	2,514	6,681	2,341	10,599	23,347	23,347
Average interest rate	5.88%	4.26%	4.35%	4.09%	6.16%	5.17%	
Loans held for sale	3,514	-	-	-	-	3,514	3,514
Average interest rate	7.35%	-	-	-	-	7.35%	
Interest-bearing deposits in	251	-	-	-	-	251	251
financial institutions	4.99%	-	-	-	-	4.99%	
Interest-bearing liabilities:							
Interest-bearing time deposits	56,773	2,578	176	-	-	59,527	60,361
Average interest rate	5.14%	5.28%	5.08%	-	-	5.14%	
Negotiable order of withdrawal	12,137	-	-	-	-	12,137	12,137
accounts	1.36%	-	-	-	-	1.36%	
Money market demand accounts	62,250	-	-	-	-	62,250	62,250
Average interest rate	3.79%	-	-	-	-	3.79%	
Savings deposits	1,217	-	-	-	-	1,217	1,217
Average interest rate	1.01%	-	-	-	-	1.01%	
Securities sold under repurchase	2,854	-	-	-	-	2,854	2,854
agreements	3.27%	-	-	-	-	3.27%	
Advances from Federal	-	-	-	11,000	-	11,000	11,498
Home Loan Bank	-	-	-	5.25%	-	5.25%	

CAPITAL BANCORP, INC.

Consolidated Financial Statements

December 31, 2001 and 2000

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Capital Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Capital Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

February 14, 2002

CAPITAL BANCORP, INC.

Consolidated Balance Sheets

December 31, 2001 and 2000

	(In Thousands) 2001	2000
ASSETS		
Loans, net of allowance for possible loan losses of $2,122,000 and $1,886,000, respectively	$ 138,952	$ 114,703
Securities available-for-sale, at market (amortized cost $23,318,000 and $26,284,000, respectively)	23,347	25,990
Loans held for sale	3,514	765
Interest-bearing deposits in financial institutions	251	496
Federal funds sold	2,450	11,415
Total earning assets	168,514	153,369
Cash and due from banks	4,040	5,300
Premises and equipment, net	5,428	4,562
Accrued interest receivable	868	1,124
Deferred income taxes	724	767
Other real estate	244	493
Other assets	1,594	1,327
Total assets	$ 181,412	$ 166,942
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 150,093	$ 144,093
Securities sold under repurchase agreements	2,854	1,545
Accrued income taxes	33	-
Accrued interest and other liabilities	911	1,022
Advances from Federal Home Loan Bank	11,000	5,000
Total liabilities	164,891	151,660
Stockholders' equity:		
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	-	-
Common stock, par value $4 per share, authorized 20,000,000 shares, 1,565,271 and 1,560,271 shares issued and outstanding, respectively	6,261	6,241
Additional paid-in capital	5,909	5,879
Retained earnings	4,333	3,344
Net unrealized gain (loss) on available-for-sale securities, net of taxes of $11,000 and $112,000, respectively	18	(182)
Total stockholders' equity	16,521	15,282
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 181,412	$ 166,942

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Earnings

Three Years Ended December 31, 2001

	(In Thousands) 2001	2000	1999
Interest income:			
Interest and fees on loans	$ 11,488	$ 11,335	$ 8,287
Interest and dividends on securities:			
Taxable securities	1,120	1,589	1,366
Exempt from Federal income taxes	51	51	40
Interest on loans held for sale	144	83	140
Interest on Federal funds sold	408	261	178
Interest on interest-bearing deposits in financial institutions	43	19	73
Total interest income	13,254	13,338	10,084
Interest expense:			
Interest on savings accounts	11	11	15
Interest on negotiable order of withdrawal accounts	145	139	60
Interest on money market accounts	2,379	3,094	1,581
Interest on certificates of deposits over $100,000	1,681	1,254	693
Interest on certificates of deposits - other	1,716	1,780	1,632
Interest on securities sold under repurchase agreements	81	82	34
Interest on Federal funds purchased	-	75	21
Interest on advances from Federal Home Loan Bank	453	562	484
Total interest expense	6,466	6,997	4,520
Net interest income before provision for possible loan losses	6,788	6,341	5,564
Provision for possible loan losses	570	792	450
Net interest income after provision for possible loan losses	6,218	5,549	5,114
Non-interest income:			
Service charges on deposit accounts	590	360	266
Other fees and commissions	126	71	31
Gain on sales of loans	591	381	465
Gain on disposal of premises and equipment	1	-	-
Total non-interest income	1,308	812	762
Non-interest expense:			
Employee salaries and benefits	3,342	2,872	2,442
Occupancy expenses	701	544	469
Furniture and equipment expenses	370	316	250
FDIC insurance and state banking fees	60	54	32
Data processing expenses	197	156	146
Loss on sale of other real estate	67	46	-
Other operating expenses	1,208	1,107	862
Total non-interest expense	5,945	5,095	4,201
Earnings before income taxes	1,581	1,266	1,675
Income taxes	592	179	637
Net earnings	$ 989	$ 1,087	$ 1,038
Basic earnings per common share	$ .63	$ .68	$ .64
Diluted earnings per common share	$ .62	$ .65	$ .59

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2001

	(In Thousands)		
	2001	2000	1999
Net earnings	$ 989	$ 1,087	$ 1,038
Other comprehensive earnings (losses), net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during period, net of tax expense of $122,000 and $264,000 and tax benefits of $400,000, respectively	200	433	(654)
Other comprehensive earnings (losses)	200	433	(654)
Comprehensive earnings	$ 1,189	$ 1,520	$ 384

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2001

(In Thousands)

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 1998	$ -	$ 5,456	$ 7,502	$ 1,219	$ 39	$ 14,216
Issuance of 446,172 shares of common stock related to exercise of warrants	-	1,785	2,677	-	-	4,462
Net change in unrealized gain on available-for-sale securities, net of taxes of $400,000	-	-	-	-	(654)	(654)
Net earnings for the year	-	-	-	1,038	-	1,038
Balance December 31, 1999	-	7,241	10,179	2,257	(615)	19,062
Issuance of 112,500 shares of common stock related to exercise of stock options	-	-	1,225	-	-	1,225
Redemption of 112,500 stock options	-	-	(2,025)	-	-	(2,025)
Redemption of 250,000 shares of common stock	-	(1,000)	(3,500)	-	-	(4,500)
Net change in unrealized gain on available-for-sale securities, net of taxes of $264,000	-	-	-	-	433	433
Net earnings for the year	-	-	-	1,087	-	1,087
Balance December 31, 2000	-	6,241	5,879	3,344	(182)	15,282
Issuance of 5,000 shares of common stock related to exercise of stock options	-	20	30	-	-	50
Net change in unrealized gain on available-for-sale securities, net of taxes of $122,000	-	-	-	-	200	200
Net earnings for the year	-	-	-	989	-	989
Balance December 31, 2001	$ -	$ 6,261	$ 5,909	$ 4,333	$ 18	$ 16,521

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2001	2000	1999
Cash flows from operating activities:			
Interest received	$ 13,401	$ 12,913	$ 9,567
Fees received	716	431	297
Interest paid	(6,518)	(7,003)	(4,445)
Cash paid to suppliers and employees	(5,998)	(4,966)	(4,288)
Proceeds from loan sales	41,645	21,614	32,097
Originations of loans held for sale	(43,803)	(21,337)	(30,135)
Income taxes paid	(439)	(585)	(782)
Net cash provided by (used in) operating activities	(996)	1,067	2,311
Cash flows from investing activities:			
Purchase of available-for-sale securities	(19,948)	(1,385)	(14,685)
Proceeds from maturities of available-for-sale securities	23,023	1,275	7,041
Loans made to customers, net of repayments	(25,459)	(13,201)	(30,066)
Purchase of premises and equipment	(1,275)	(3,277)	(940)
Proceeds from disposal of premises and equipment	4	-	-
Decrease (increase) in interest-bearing deposits in financial institutions	245	(63)	2,036
Expenditures on other real estate	(12)	(30)	(7)
Proceeds from sale of other real estate	834	511	-
Net cash used in investing activities	(22,588)	(16,170)	(36,621)
Cash flows from financing activities:			
Net increase (decrease) in non-interest bearing, savings and NOW deposit accounts	823	43,370	(3,224)
Net increase (decrease) in time deposits	5,177	(255)	13,497
Proceeds from sale of common stock	-	-	4,462
Redemption of common stock and stock options	-	(6,525)	-
Proceeds from exercise of stock options	50	1,225	-
Increase (decrease) in securities sold under repurchase agreements	1,309	(638)	2,183
Net increase (decrease) in advances from Federal Home Loan Bank	6,000	(8,275)	5,275
Net cash provided by financing activities	13,359	28,902	22,193
Net increase (decrease) in cash and cash equivalents	(10,225)	13,799	(12,117)
Cash and cash equivalents at beginning of year	16,715	2,916	15,033
Cash and cash equivalents at end of year	$ 6,490	$ 16,715	$ 2,916

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2001	2000	1999
Reconciliation of net earnings to net cash provided by (used in) operating activities:			
Net earnings	$ 989	$ 1,087	$ 1,038
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	359	125	112
Provision for possible loan losses	570	792	450
FHLB dividend reinvestment	(58)	(58)	(52)
Provision for deferred income taxes	(79)	(207)	(102)
Gain on disposal of premises and equipment	(1)	-	-
Loss on sale of other real estate	67	46	-
Decrease (increase) in accrued interest receivable	256	(168)	(327)
Decrease (increase) in loans held for sale	(2,749)	(104)	1,497
Increase (decrease) in accrued interest payable	(52)	(6)	75
Increase in other assets	(271)	(653)	(354)
Increase (decrease) in other liabilities	(59)	255	(16)
Increase (decrease) in accrued income taxes	32	(42)	(10)
Total adjustments	(1,985)	(20)	1,273
Net cash provided by (used in) operating activities	$ (996)	$ 1,067	$ 2,311
Supplemental Schedule of Non-Cash Activities:			
Unrealized gain (loss) on available-for-sale securities, net of tax expense of $122,000 and $264,000 and tax benefits of $400,000, respectively	$ 200	$ 433	$ (654)
Non-cash transfers from loans to other real estate	$ 640	$ 618	$ 395

See accompanying notes to consolidated financial statements.

(1) *Summary of Significant Accounting Policies*

The accounting and reporting policies of Capital Bancorp, Inc. and Subsidiary are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the more significant policies.

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Capital Bank & Trust Company and its wholly-owned subsidiaries, CBTC Corporation and Capital Housing Improvement Projects, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. On April 24, 2001, the stockholders of Capital Bank & Trust Company voted to exchange their stock for stock in Capital Bancorp, Inc. Effective July 1, 2001, Capital Bancorp, Inc. became a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. The transaction has been treated as a reorganization for accounting purposes. The transaction has no effect on the previously reported data included in the 2000 and 1999 financial statements of Capital Bank & Trust Company.

(b) *Nature of Operations*

Capital Bank & Trust Company is a state chartered bank which began operations on May 25, 1994. Capital Bank & Trust Company provides full banking services. As a state bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The area served by Capital Bank & Trust Company is Davidson and surrounding counties of Middle Tennessee. Services are provided at the main office in Nashville, Tennessee and five branches.

(c) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) *Loans*

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans, Continued*

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans subject to the provisions of SFAS No. 114 that are on a nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans, Continued*

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) *Allowance for Possible Loan Losses*

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

(1) *Summary of Significant Accounting Policies, Continued*

(e) *Allowance for Possible Loan Losses, Continued*

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) *Loans Held-For-Sale*

Mortgage loans held for sale are reported at the lower of cost or market value, determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(g) *Securities*

The Company accounts for securities under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*

  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. No securities have been classified as securities held-to-maturity.

- *Trading Securities*

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. No securities have been classified as trading securities.

- *Securities Available-for-Sale*

  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has classified all its securities as securities available-for-sale.

Realized gains or losses from the sale of securities are recognized upon realization based upon the specific identification method.

(1) *Summary of Significant Accounting Policies, Continued*

(h) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(i) *Long-Lived Assets*

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has determined that no impairment loss need be recognized for its long-lived assets.

(j) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Company maintains deposits in excess of the Federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

(k) *Income Taxes*

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return.

(l) *Advertising Costs*

Advertising costs are expensed when incurred.

(1) *Summary of Significant Accounting Policies, Continued*

(m) *Other Real Estate*

Real estate acquired in the settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(n) *Reclassification*

Certain reclassifications have been made to the 2000 and 1999 figures to conform to the presentation for 2001.

(o) *Off-Balance-Sheet Financial Instruments*

In the ordinary course of business the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(2) *Loans and Allowance for Possible Loan Losses*

The detail of loans at December 31, 2001 and 2000 is as follows:

	(In Thousands)	
	2001	2000
Commercial, financial and agricultural	$ 80,224	$ 69,402
Installment	5,309	4,629
Real estate - mortgage	46,198	34,269
Real estate - construction	9,343	8,289
	141,074	116,589
Allowance for possible loan losses	2,122	1,886
	$ 138,952	$ 114,703

(2) *Loans and Allowance for Possible Loan Losses, Continued*

The principal maturities on loans at December 31, 2001 are as follows:

	(In Thousands)				
Maturity	Commercial, Financial and Agricultural	Installment	Real Estate - Mortgage	Real Estate-Construction	Total
3 months or less	$ 6,710	$ 468	$ 4,140	$ 3,501	$ 14,819
3 to 12 months	17,588	967	7,890	5,085	31,530
1 to 5 years	51,726	3,874	23,641	757	79,998
Over 5 Years	4,200	-	10,527	-	14,727
	$ 80,224	$ 5,309	$ 46,198	$ 9,343	$ 141,074

At December 31, 2001, variable rate and fixed rate loans total $58,163,000 and $82,911,000, respectively. At December 31, 2000, variable rate and fixed rate loans total $53,658,000 and $62,931,000, respectively.

In the normal course of business, the Company has made loans at prevailing interest rates and terms to its executive officers, directors and their affiliates aggregating $2,768,000 and $1,195,000 at December 31, 2001 and 2000, respectively. As of December 31, 2001, none of these loans were restructured, nor were any related party loans charged off in 2001 and 2000.

An analysis of the activity with respect to such loans to related parties is as follows:

	(In Thousands) December 31, 2001	(In Thousands) December 31, 2000
Balance, January 1	$ 1,195	$ 1,242
New loans during the year	8,382	411
Repayments during the year	(6,809)	(458)
Balance, December 31	$ 2,768	$ 1,195

In 2001, 2000 and 1999, the Company originated loans for sale in the secondary market approximating $43,803,000, $21,337,000 and $30,135,000, respectively. Under normal terms, the Company may be required, in the event of default, to repurchase loans sold for a period of one year. At December 31, 2001, the Company had not been required to repurchase any of the loans originated by the Company and sold in the secondary market. The gain on sale of these loans totaled $591,000, $381,000 and $465,000 in 2001, 2000 and 1999, respectively. Management expects no loss to result from these recourse provisions.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

Loans which have been placed on non-accrual status totaled $1,268,000 and $1,447,000 at December 31, 2001 and 2000, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $56,000, $34,000 and $20,000 in 2001, 2000 and 1999, respectively.

Transactions in the allowance for possible loan losses of the Company for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

	(In Thousands)		
	2001	2000	1999
Balance - beginning of period	$ 1,886	$ 1,330	$ 1,026
Provision charged to operating expense	570	792	450
Loans charged off	(359)	(247)	(151)
Recoveries	25	11	5
Balance - end of year	$ 2,122	$ 1,886	$ 1,330

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Davidson County. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2001 and 2000 were as follows:

	(In Thousands)	
	2001	2000
Recorded investment	$ 1,222	$ 1,433
Loan loss reserve	$ 425	$ 404

The average recorded investment in impaired loans for the years ended December 31, 2001 and 2000 was $596,000 and $580,000, respectively. There was no interest income recognized on these loans during 2001 and 2000 for the period that such loans were impaired.

(3) Debt and Equity Securities

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31 was as follows:

	(In Thousands)			
	Securities Available-For-Sale			
	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies and corporations	$ 10,078	$ 70	$ 96	$ 10,052
Obligations of states and political subdivisions	1,104	17	-	1,121
Mortgage-backed securities	11,040	59	21	11,078
Corporate and other securities	1,096	-	-	1,096
	$ 23,318	$ 146	$ 117	$ 23,347

	(In Thousands)			
	Securities Available-For-Sale			
	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies and corporations	$ 21,031	$ 16	$ 267	$ 20,780
Obligations of states and political subdivisions	1,103	14	4	1,113
Mortgage-backed securities	3,112	5	58	3,059
Corporate and other securities	1,038	-	-	1,038
	$ 26,284	$ 35	$ 329	$ 25,990

(3) *Debt and Equity Securities, Continued*

The amortized cost and estimated market value of debt and equity securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Available-For-Sale	(In Thousands) Cost	Estimated Market Value
Due after one year through five years	$ 8,982	$ 8,957
Due after five years through ten years	1,836	1,844
Due after ten years	364	372
Mortgage-backed securities	11,040	11,078
Federal Home Loan Bank stock	902	902
The Bankers Bank stock	194	194
	$ 23,318	$ 23,347

Included within the securities portfolio is stock of the Federal Home Loan Bank amounting to $902,000 and $844,000 at December 31, 2001 and 2000, respectively, and stock of The Bankers Bank amounting to $194,000 at December 31, 2001 and 2000, respectively. The stock can be sold back only at par and only to the respective financial institution or to another member institution.

At December 31, 2001, the Company had four securities with market (carrying) values and amortized costs of $941,000 which did not meet the stress test typically applied to securities. To meet the stress test a security's estimated market value should not decline more than certain percentages given certain assumed interest rate increases.

Securities carried in the balance sheet of approximately $6,720,000 (amortized cost of $6,634,000) and $17,641,000 (amortized cost of $17,876,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2001 and 2000, respectively.

Included in the securities above are $1,121,000 (amortized cost of $1,104,000) and $1,113,000 (amortized cost of $1,103,000) at December 31, 2001 and 2000, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $3,598,000 (approximate amortized cost of $3,605,000) and $2,118,000 (approximate amortized cost of $2,161,000) at December 31, 2001 and 2000, respectively.

(4) Premises and Equipment

The detail of premises and equipment at December 31, 2001 and 2000 is as follows:

	(In Thousands)	
	2001	2000
Land	$ 1,092	$ 1,092
Land improvements	2	-
Buildings	3,208	2,075
Leasehold improvements	911	911
Furniture and fixtures	576	518
Equipment	1,130	985
Construction in process	-	67
	6,919	5,648
Less accumulated depreciation	(1,491)	(1,086)
	$ 5,428	$ 4,562

(5) Deposits

Deposits at December 31, 2001 and 2000 are summarized as follows:

	(In Thousands)	
	2001	2000
Demand deposits	$ 14,962	$ 10,535
Savings deposits	1,217	985
Negotiable order of withdrawal	12,137	11,167
Money market demand accounts	62,250	67,056
Certificates of deposit and individual retirement accounts $100,000 or greater	31,910	24,659
Other certificates of deposit	26,056	28,144
Other individual retirement accounts	1,561	1,547
	$ 150,093	$ 144,093

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2001 are as follows:

	(In Thousands)		
Maturity	Single Deposits Under $100,000	Single Deposits Over $100,000	Total
3 months or less	$ 8,969	$ 12,883	$ 21,852
3 to 6 months	9,028	4,353	13,381
6 to 12 months	8,313	13,227	21,540
1 to 5 years	1,307	1,447	2,754
	$ 27,617	$ 31,910	$ 59,527

(5) *Deposits, Continued*

At December 31, 2001 certificates of deposit and other deposits in denominations of $100,000 or more amounted to $74,775,000 as compared to $73,246,000 at December 31, 2000.

The Company is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2001 and 2000 was approximately $513,000 and $212,000, respectively.

(6) *Securities Sold Under Repurchase Agreements*

The maximum amounts of outstanding repurchase agreements at any month end during 2001 and 2000 was $2,978,000 and $2,425,000, respectively. The average daily balance outstanding during 2001 and 2000 was $2,447,000 and $1,884,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(7) *Advances from Federal Home Loan Bank*

The advances from the Federal Home Loan Bank at December 31, 2001 and 2000 consist of the following:

	(In Thousands)	
	December 31	
Interest Rate	2001	2000
5.48%	$ 5,000	$ 5,000
4.94%	6,000	-
	$ 11,000	$ 5,000

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2001:

Year Ending December 31,	*(In Thousands)* Amount
2008	$ 5,000
2011	6,000
	$ 11,000

These advances are collateralized by approximately $14,850,000 of the Company's mortgage loan portfolio.

(8) *Income Taxes*

The components of the net deferred income tax asset are as follows:

	(In Thousands) December 31 2001	2000
Deferred tax asset:		
Federal	$ 700	$ 708
State	131	133
	831	841
Deferred tax liability:		
Federal	(90)	(62)
State	(17)	(12)
	(107)	(74)
	$ 724	$ 767

The tax effects of each type of significant item that gave rise to deferred taxes are:

	(In Thousands) 2001	2000
Financial statement allowance for loan losses in excess of the tax allowance	$ 727	$ 667
Excess of depreciation deducted in the financial statements over the amounts deducted for tax purposes	46	34
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	48	28
Financial statement income on FHLB stock dividends not recognized for tax purposes	(96)	(74)
Unrealized loss (gain) on securities available-for-sale	(11)	112
Financial statement deduction for organizational costs in excess of the amounts deducted for tax purposes	10	-
	$ 724	$ 767

(8) Income Taxes, Continued

The components of income tax expense (benefit) are summarized as follows:

	(In Thousands)		
	2001	2000	1999
Current:			
Federal	$ 564	$ 324	$ 621
State	107	62	118
	671	386	739
Deferred:			
Federal	(67)	(174)	(86)
State	(12)	(33)	(16)
	(79)	(207)	(102)
Actual tax expense	$ 592	$ 179	$ 637

A reconciliation of actual income tax expense of $592,000, $179,000 and $637,000 for the years ended December 31, 2001, 2000 and 1999, respectively, to the "expected" tax expense (computed by applying the statutory Federal income tax rate of 34% to earnings before income taxes) is as follows:

	(In Thousands)		
	2001	2000	1999
Computed "expected" tax expense	$ 538	$ 430	$ 570
State income taxes, net of Federal income tax benefit	63	19	67
Disallowed expenses	4	8	8
Tax exempt interest, net of interest expense exclusion	(15)	(14)	(11)
Compensation deduction related to non-qualified stock option plan	(3)	(272)	-
Other items, net	5	8	3
Actual tax expense	$ 592	$ 179	$ 637

There were no sales of securities in 2001, 2000 or 1999.

(9) Profit-Sharing Plan

The Company has in effect a 401(K) profit sharing plan for the benefit of its employees. Employees eligible to participate in the plan are those at least 21 years old and who have completed 1,000 hours of service. Those employees who were employed on the Plan's effective date do not have to satisfy the eligibility requirements. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2001, 2000 and 1999, the Company contributed $132,000, $86,000 and $75,000, respectively, to the plan.

(10) *Commitment and Contingencies and Related Party Transactions*

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position.

During 1994, the subsidiary Bank entered into an operating lease agreement for the building in which the subsidiary Bank operates. The agreement is for a period of ten years with the subsidiary Bank having the right of first refusal at the end of the lease to renew and extend the term at the then prevailing fair market value of the premises. The terms of the lease required an initial payment of $40,000 which is being amortized over the term of the lease. During 1996, the subsidiary Bank entered into an operating lease agreement for facilities related to the operation of a new branch. The agreement is for a period of five years and can be renewed for up to four consecutive five year terms. During the year ended December 31, 1998, the subsidiary Bank entered into several operating lease agreements for facilities related to the operation of a new branch, mortgage loan department, and operations center. The agreement related to the new branch is for a period of ten years and can be renewed for up to two consecutive five-year terms. The mortgage loan department's lease agreement is for a two-year period, and the agreement for the operations center is for a five-year period. During the year ended December 31, 2000, the subsidiary Bank renewed the operating lease agreement for the mortgage loan department for forty-seven months.

The subsidiary Bank also entered into operating lease agreements for three automobiles. The automobile leases are normally for a period of three years.

Minimum future rental payments required under the terms of the leases are as follows:

	(In Thousands)			
Year Ending December 31,	Building	Other Facilities	Vehicles	Total
2002	$ 141	$ 183	$ 20	$ 344
2003	141	188	10	339
2004	11	119	6	136
2005	-	114	-	114
2006	-	87	-	87
Later Years	-	89	-	89
	$ 293	$ 780	$ 36	$ 1,109

Total rent expense under the leases amounted to $367,000, $345,000 and $333,000, respectively, during the years ended December 31, 2001, 2000 and 1999.

The operations center lease payments are to a director of the Company. The amount paid for this lease was $55,000, $50,000 and $46,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

(10) Commitment and Contingencies and Related Party Transactions, Continued

For two months of 1999 the subsidiary Bank utilized a company partially owned by the subsidiary Bank's former Chairman of the Board for data processing services. The amount paid for these services during the year ended December 31, 1999 was $22,000.

During 2000, the subsidiary Bank acquired 250,000 shares of common stock at a price of $18.00 per share from its then largest shareholder. In addition, the shareholder exercised all of his options for 112,500 shares at a total exercise price of $1,225,000. The subsidiary Bank then acquired these shares at $18.00 per share. The net effect of these transactions was to reduce the total capital of the subsidiary Bank by $5,300,000.

During 2001, 5,000 shares of authorized but unissued common stock were sold to a retiring Director of the subsidiary Bank pursuant to the exercise of vested options for 5,000 shares at an exercise price of $10.00 per share. The aggregate proceeds were $50,000.

(11) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	(In Thousands) 2001	(In Thousands) 2000
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 6,303	$ 4,919
Unfunded lines-of-credit	17,320	10,034
Letters of credit	1,365	933
Total	$ 24,988	$ 15,886

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(12) Concentration of Credit Risk

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the Company. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the financial statements.

(13) Regulatory Matters and Restrictions on Dividends

The Company and its subsidiary are subject to regulatory capital requirements administered by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory -- and possibly additional discretionary-actions by regulators that could, in that event, have a direct material effect on the institution's financial statements. The relevant regulations require the Company and its subsidiary to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's capital status and the amount of dividends the Company may distribute.

The Company and its subsidiary are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. The Company and its subsidiary are required to have minimum Tier I and Total Capital ratios of 4.0% and 8.0%, respectively. The actual ratios at that date were 11.5% and 12.8%, respectively, at December 31, 2001 and 12.4% and 13.7%, respectively, at December 31, 2000. The leverage ratios at December 31, 2001 and 2000 were 9.2% and 9.4%, respectively, and the minimum requirement was 4.0%.

As of December 31, 2001, the most recent notification from the banking regulators categorized the Company and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(14) Deferred Compensation Plan

The Company provides its directors a deferred compensation plan. The plan was established in 1999 to reward the directors for past performance and to provide retirement and death benefits. There were nine directors participating in the plan at December 31, 2001.

The plan provides retirement benefits for a period of 120 months after the director reaches the age of 65. The Company has purchased insurance policies to provide death benefits provided for in the plans. The insurance policies remain the sole property of the Company and are payable to the Company. At December 31, 2001 and 2000, the deferred compensation liability totaled $126,000 and $72,000, respectively, the cash surrender value of life insurance was $1,151,000 and $776,000, respectively, and the face amount of the insurance policies in force approximated $6,625,000 in 2001 and 2000. The deferred compensation plan is not qualified under Section 401 of the Internal Revenue Code.

(15) Stock Option Plan

In March of 2001, the Company's stockholders approved the Capital Bancorp, Inc. 2001 Stock Option Plan which provides for the grant of options to purchase 500,000 shares of the Company's stock. The Company agreed with the Bank that it would exchange its options to the holders of stock options under the Bank's stock option plan on an option-for-option basis. Thus options that were outstanding under the Bank's stock option plan have been exchanged for options under the Company's stock option plan. It is intended that the holders of the Bank's options will be able to exercise their options on exactly the terms and conditions that they could have exercised Bank stock options. Thus substantially identical vesting, exercise price, and all other material terms of exercise have been grafted on the stock options exchanged by Bank stock option holders. (Thus, for example, Bank stock options that were fully vested at the time that the Company acquired the Bank became fully vested at the time of their exchange for Company stock options.) At December 31, 2001, the Company has granted the right to purchase 123,000 shares of stock to its officers and 50,000 shares of stock to the Bank's Directors at an exercise price of $10.00 per share.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation" sets forth the methods for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below.

		In Thousands, Except Per Share Amounts		
		2001	2000	1999
Net earnings	As Reported	$ 989	$ 1,087	$ 1,038
	Proforma	$ 968	$ 1,076	$ 1,038
Basic earnings per common share	As Reported	$ .63	$ .68	$ .64
	Proforma	$ .62	$ .68	$ .64
Diluted earnings per common share	As Reported	$ .62	$ .65	$ .59
	Proforma	$ .60	$ .65	$ .59

(15) Stock Option Plan, Continued

A summary of the stock option activity for 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	203,500	$ 10.91	312,000	$ 10.81	295,000	$ 10.34
Granted	7,000	14.00	4,000	18.00	17,000	19.00
Exercised	(5,000)	(10.00)	(112,500)	(10.89)	-	-
Forfeited	(32,500)	(10.00)	-	-	-	-
Outstanding at end of year	173,000	$ 10.76	203,500	$ 10.91	312,000	$ 10.81
Options exercisable at year end	157,100		185,900		295,000	

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 10.00	145,000	$ 10.00	4.0 years	145,000	$ 10.00
$ 14.00	24,000	$ 14.00	8.75 years	10,500	$ 14.00
$ 19.00	4,000	$ 19.00	8.0 years	1,600	$ 19.00
	173,000			157,100	

The 24,000 options with an option price of $14.00 includes 17,000 options than were repriced in 2001.

See note 10 to the financial statements for redemption of stock options during 2001 and 2000.

(16) Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" setsforth uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options and warrants.

(16) *Earnings Per Share, Continued*

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

	In Thousands, Except Share Amounts		
	2001	2000	1999
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 989	$ 1,087	$ 1,038
Denominator - Weighted average number of common shares outstanding	1,562,531	1,589,233	1,631,821
Basic earnings per common share	$ .63	$ .68	$ .64
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 989	$ 1,087	$ 1,038
Denominator:			
Weighted average number of common shares outstanding	1,562,531	1,589,233	1,631,821
Dilutive effect of stock options and warrants	39,545	73,545	132,333
	1,602,076	1,662,778	1,764,154
Diluted earnings per common share	$ .62	$ .65	$ .59

(17) *Capital Bancorp, Inc. - Parent Company Financial Information*

CAPITAL BANCORP, INC.
(Parent Company Only)

Balance Sheet

December 31, 2001

		(In Thousands)
ASSETS		
Investment in wholly-owned commercial bank subsidiary	$	16,540*
Deferred tax benefit		10
Total assets	$	16,550
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to wholly-owned commercial bank subsidiary	$	29*
Total liabilities		29
Stockholders' equity:		
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	$	-
Common stock, par value $4 per share, authorized 20,000,000 shares, 1,565,271 shares issued and outstanding		6,261
Additional paid-in capital		5,909
Retained earnings		4,333
Unrealized gains on available-for-sale securities, net of income taxes of $11,000		18
Total stockholders' equity		16,521
Total liabilities and stockholders' equity	$	16,550

*Eliminated in consolidation.

(17) Capital Bancorp, Inc. -
Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Earnings and Comprehensive Earnings

For the Period from July 1, 2001 to December 31, 2001

	(In Thousands)
Expenses:	
Organizational costs	$ 29
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary	(29)
Federal income tax benefits	10
	(19)
Equity in undistributed earnings of commercial bank subsidiary	637*
Net earnings	618
Other comprehensive loss, net of tax:	
Unrealized losses on available-for-sale securities arising during period, net of taxes of $23,000	(38)
Other comprehensive loss	(38)
Comprehensive earnings	$ 580

*Eliminated in consolidation.

(17) Capital Bancorp, Inc .-
Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Changes in Stockholders' Equity

For the Period from July 1, 2001 to December 31, 2001

	(In Thousands)					
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Issuance of 1,560,271 shares of common stock in exchange for 1,560,271 common shares of commercial bank subsidiary	$ -	$ 6,241	$ 5,879	$ 3,715	$ 56	$ 15,891
Issuance of 5,000 shares of common stock pursuant to exercise of stock options	-	20	30	-	-	50
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $23,000	-	-	-	-	(38)	(38)
Net earnings for the year	-	-	-	618	-	618
Balance December 31, 2001	$ -	$ 6,261	$ 5,909	$ 4,333	$ 18	$ 16,521

(17) Capital Bancorp, Inc. - Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Cash Flows

For the Period from July 1, 2001 to December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)
Cash flows from operating activities:	
Net cash related to operating activities	$ -
Cash flows from investing activities:	
Capital contribution to bank subsidiary	(50)
Net cash used in investing activities	(50)
Cash flows from financing activities:	
Proceeds from exercise of stock options	50
Net cash provided by financing activities	50
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

(17) Capital Bancorp, Inc. -
Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Cash Flows, Continued

For the Period from July 1, 2001 to December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)
Reconciliation of net earnings to net cash related to operating activities:	
Net earnings	$ 618
Adjustments to reconcile net earnings to net cash related to operating activities:	
Equity in earnings of commercial bank subsidiary	(637)
Organizational costs	29
Increase in deferred taxes	(10)
Total adjustments	(618)
Net cash related to operating activities	$ -

Supplemental Non-Cash Investing and Financing Activities:

The Company incurred costs in connection with the reorganization discussed in note 1(a) to the consolidated financial statements of $29,000. These costs were funded by the bank subsidiary for which the parent company has a liability at December 31, 2001.

The Company issued 1,560,271 shares of its common stock in exchange for all the outstanding stock of the subsidiary bank. The investment has been recorded at $15,891,000, the net book value of the subsidiary bank at the date of the stock exchange.

(18) *Disclosures About Fair Value of Financial Instruments*

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

(18) *Disclosures About Fair Value of Financial Instruments, Continued*

Loans, Continued

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the Company's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Loans Held for Sale

These instruments are carried in the consolidated balance sheet at the lower of cost or market value. The fair value of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of these advances is estimated by discounting the future payments using the current rates at which similar advances could be obtained for the same remaining average maturities.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2001 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

(18) *Disclosures About Fair Value of Financial Instruments, Continued*

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written, Continued

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	In Thousands			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 6,741	$ 6,741	$ 17,211	$ 17,211
Securities	23,347	23,347	25,990	25,990
Loans	141,074		116,589	
Less: allowance for loan losses	2,122		1,886	
Loans, net of allowance	138,952	139,427	114,703	113,656
Loans held for sale	3,514	3,514	765	765
Financial liabilities:				
Deposits	150,093	150,927	144,093	144,575
Securities sold under repurchase agreements	2,854	2,854	1,545	1,545
Advances from Federal Home Loan Bank	11,000	11,498	5,000	4,800
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(18) Disclosures About Fair Value of Financial Instruments, Continued

Limitations, Continued

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a Company has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Common Stock Market Information

The common stock of Capital Bancorp, Inc. is not listed or traded on a recognized exchange but its is traded from time to time in the local over-the-counter market (trading symbol CPBB). The number of stockholders of record at December 31, 2001 was approximately 800. Based solely on information made available to the Bank from limited numbers of buyers and sellers, we believe that the following table sets forth the quarterly range of sale prices for the Bank's stock during the years 2001 and 2000.

Stock Prices

2001	High	Low
Fourth Quarter	$12.50	$12.00
Third Quarter	13.25	13.25
Second Quarter	14.00	12.00
First Quarter	15.00	15.00
2000	High	Low
Fourth Quarter	$15.00	$15.00
Third Quarter	17.00	15.50
Second Quarter	17.75	17.75
First Quarter	18.00	17.75

SHAREHOLDER RELATIONS AND TRANSFER AGENT

The Company has appointed Sally P. Kimble, Senior Vice President and Chief Financial Officer as its principal Shareholder Relations spokesperson. She may be reached at (615) 327-9000, by mail at P. O. Box 24120, Nashville, Tennessee 37203, and by e-mail at cbtspk@aol.com. The Company's Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone (800) 456-0596. The Company utilizes the Bank's Web Site, www.capitalbk.com. The Company's 2001 Annual Report to Shareholders can be obtained by written request to the Company, Capital Bancorp, Inc., P. O. Box 24120, Nashville, Tennessee 37203, Attention: Shareholder Relations.

AVAILABILITY OF FORM 10-K

Upon the written request of any record holder or beneficial owner of the shares of our Common Stock entitled to vote at the Annual Meeting, we will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, together with financial statements and schedules, as and when filed with the SEC. Requests should be mailed to Sally P. Kimble, Senior Vice President and Chief Financial Officer, 1816 Hayes Street, Nashville, Tennessee 37203. The report is expected, also, to be posted on the bank's web site at www.capitalbk.com.

Independent Accountants: Maggart & Associates, P.C.
Suite 2150, 150 Fourth Avenue, North
Nashville, Tennessee 37219

CAPITAL BANK & TRUST COMPANY OFFICES

Main Office of the Bank	1820 West End Avenue Nashville, Tennessee 37203
Downtown Branch	222 4th Avenue North Nashville, Tennessee 37219
Green Hills Branch	2200 Abbott Martin Road Nashville, Tennessee 37215
Goodlettsville Branch	140 Long Hollow Pike Goodlettsville, Tennessee 37072
Hendersonville Branch	370 East Main Street Hendersonville, Tennessee 37075
Hermitage Branch	4422 Lebanon Road Hermitage, Tennessee 37076
Operations Center:	1816 Hayes Street Nashville, Tennessee 37203

FOR MORE INFORMATION:

CAPITAL BANCORP, INC.
P. O. Box 24120
Nashville, Tennessee 37203
Attention: Shareholder Relations

(615) 327-9000

CAPITAL
BANCORP
INC.

1820 West End Avenue ◦ P.O. Box 24120 ◦ Nashville, TN 37202 ◦ 615-327-9000 ◦ 615-321-2126 fax